Exhibit 99.1

MEATECH 3D LTD. (the "Company")
Notice of Annual Meeting of Shareholders of the Company

Notice is hereby given that the 2021 Annual General Meeting of Shareholders (the "Annual Meeting") of the Company will be held on Monday, September 13, 2021, at 4:00 p.m. Israel time (9:00 a.m. EDT) at our executive offices at 18 Einstein St., Ness Ziona, Israel, and via teleconference, the access instructions for which will be distributed in advance, for the following purposes:

1.	To reelect each of Mr. Steven H. Lavin, Mr. Daniel Ayalon, Mr. Sharon Fima, Mr. Omri Schanin and Ms. Sari Singer as directors of the Company;

2.	To approve the compensation payable to our current and future directors;

3.	To approve the compensation payable to Mr. Sharon Fima, our Chief Executive Officer, Chief Technology Officer and Director;

4.	To approve the compensation payable to Mr. Omri Schanin, our Deputy Chief Executive Officer and Director;

5.
To approve the reappointment of Somekh Chaikin, a member of KPMG International, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

6.	To report on the business of the Company for the fiscal year ended December 31, 2020, including a review of the fiscal 2020 financial statements; and

7.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

The date for determining the right of all the shareholders to vote at the Annual Meeting is August 6, 2021 (the "Record Date"). Eligible shareholders, holding at least one percent of our outstanding ordinary shares, may present proper proposals for inclusion in the Annual Meeting by submitting their proposals to us within seven days following the date of the notice and proxy statement published by the Company herewith (the "Proxy Statement").  In accordance with the Companies Law, position statements with respect to any of the proposals at the Annual Meeting may be delivered to the Company by September 3, 2021. The last date for submitting a proxy card is September 8, 2021 at 12:00 p.m. EDT. See the Proxy Statement for more information regarding the Annual Meeting and the agenda items.